NO ACT



10000530

ACT Investment Company Act
SECTION 7(d)
RULE N/A
PUBLIC AVAILABILITY JUNE 7, 2010

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

June 7, 2010
Accor Services
Our Ref. No. 2010541252

Based on the facts and representations provided in your letter, we would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") against Accor Services under Section 7(d) of the Investment Company Act of 1940 (the "Act") if Accor Services operates in the manner described in your letter without registering with the Commission as an investment company under the Act.[1] Our position is based particularly on your representations that: (i) Accor Services is primarily engaged in the business of providing its customers with meal vouchers, food vouchers and the other products and services as described in your letter; (ii) the generation of significant cash balances by the business of Accor Services between the time that cards and vouchers are sold and the time that they are redeemed is an incidental characteristic of the group's primary business; (iii) the principal purpose of Accor's investment activities is to provide funds to back up the obligations of Accor Services under its cards and vouchers; (iv) Accor Services holds high-quality fixed-income instruments with liquidity and maturity profiles intended to ensure that Accor Services will be able to meet its obligations in respect of vouchers and cards; and (v) Accor Services' revenues are predominantly derived from its non-investment operations.

Our response expresses our views on enforcement action only, and does not express any conclusions with respect to the legal issues presented. You should note that any different facts or representations may require different conclusions.

Kyle R. Ahlgren
Senior Counsel

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[1] This letter confirms the position taken regarding Accor Services under Section 7(d) of the Investment Company Act that the staff provided orally on May 12, 2010 to Andrew A. Bernstein, Esq., of Cleary Gottlieb Steen & Hamilton LLP, counsel to Accor Services.

CLEARY GOTTLIEB STEEN & HAMILTON LLP

AVOCATS AU BARREAU DE PARIS
12, RUE DE TILSITT
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WWW.CLEARYGOTTLIEB.COM

NEW YORK
WASHINGTON, DC
BRUSSELS
LONDON
MOSCOW
FRANKFURT
COLOGNE
ROME
MILAN
HONG KONG
BEIJING

ROGER J. BENRUBI
GILLES ENTRAYGUES
SENIOR COUNSEL

JEAN-PIERRE VIGNAUD
FRANÇOIS JONEMANN
RUSSELL H. POLLACK
ARNAUD DE BROSSES
JEAN-MARIE AMBROSI
ANDREW A. BERNSTEIN
PIERRE-YVES CHABERT
JEAN-YVES GARAUD
JOHN D. BRINITZER
FRANÇOIS BRUNET
FABRICE BAUMGARTNER
MARIE-LAURENCE TIBI
VALÉRIE LEMAITRE
GAMAL M. ABOUALI
ANNE-SOPHIE COUSTEL
BARTHÉLEMY FAYE
CLAUDIA ANNACKER

SOPHIE DE BEER
DELPHINE MICHOT
ROLAND ZIADÉ
COUNSEL

May 27, 2010

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: No-Action Request under Section 7(d) of the Investment Company Act of 1940

Dear Mr. Scheidt:

We are writing to request that the staff of the Division of Investment Management (the "**Staff**") confirm that it will not recommend that the Securities and Exchange Commission (the "**Commission**") take enforcement action under Section 7(d) of the Investment Company Act of 1940 (the "**1940 Act**") if Accor Services,[1] a French company and a wholly-owned subsidiary of Accor SA, a French company listed on Euronext Paris (ticker: AC), offers and sells its securities in the United States without registering with the Commission as an investment company under the 1940 Act.

The Accor group has two principal businesses. The first is the operation of almost 4,000 hotels in 90 countries under a number of well-known brand names including Pullman, Sofitel, Novotel, Mercure, Ibis and Motel 6. The second is the business of Accor Services, which is described below.

Accor SA has announced its intention to separate its two businesses. Following the separation, Accor Services will be a separate publicly held company, listed on Euronext Paris. Accor Services may in the future issue securities in capital raising or acquisition transactions, including in the United States. If Accor Services were considered to

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[1] Accor Services is the name we use in this letter for the services business currently conducted by the Accor group or, as the context requires, the French company that, following the separation transaction referred to herein, will be the parent of the group that will conduct that business. We discuss the expected corporate structure in more detail below.

be an investment company, it would have to limit its securities issuances in the United States or request permission from the Commission to register as an investment company, which would subject it to substantive requirements that are incompatible with the expected nature of its business.[2]

The nature of the assets of Accor Services raises an issue as to whether Accor Services might be an investment company under the so-called "40 percent test" of Section 3(a)(1)(C) of the 1940 Act. However, because of the nature of its business, Accor Services believes that it is not an investment company. In particular, Accor Services believes that its situation is similar to that of First Data Corporation, in respect of which the Staff took a favorable no-action position in 2004.[3] Accor Services also believes that its position is consistent with other no-action letters and court decisions, as discussed in more detail below.

I. Background

Business of Accor Services

Accor Services is a global group that provides benefits products and services for employees of small, medium and large businesses, as well as a variety of other products and services. Accor Services believes that it is the global leader in tax-advantaged benefits products and services for employees. The group serves approximately 33 million beneficiaries employed by almost 500,000 business customers in 40 countries.

The group's flagship products are meal vouchers and food vouchers known primarily under the brand names *Ticket Restaurant*® (meal vouchers) and *Ticket Alimentaciòn*® (food vouchers). Accor Services sells the vouchers to its business customers, which provide them to their employees. The employees can use the vouchers to purchase meals or food products at selected networks of restaurants or markets. The vouchers are issued in booklets of paper vouchers, or electronically using cards that are similar in appearance to credit cards.

The meal and food voucher programs are supported by the governments of the countries in which Accor Services operates. While the government support varies somewhat from country to country, as a general matter the vouchers are exempt from social security charges that employers would pay on an equivalent amount of cash compensation, and they are not counted as taxable income to the employees who receive them.

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[2] Examples are the fact that Accor Services expects to issue debt securities without necessarily satisfying the asset coverage and dividend limitation requirements of Section 18 of the 1940 Act; that French rules and regulations relating to proxy solicitation would not be consistent with the requirements of Section 20 of the 1940 Act; and that Accor Services may in the future issue equity securities without being able to determine whether the price is greater than or less than net asset value as required by Section 23 of the 1940 Act (as the concept of net asset value will not be pertinent to its financial structure). We also note that, pursuant to Section 7(d) of the 1940 Act, Accor Services would not be able to register under the 1940 Act without permission from the Commission.

[3] See First Data Corporation, SEC Staff No-Action Letter (Jan. 13, 2004). At the conclusion of the Staff's No-action letter to First Data Corporation the Staff advised, in footnote 8, as follows: "In light of the very fact-specific nature of First Data's request, ... the position expressed in this letter applies only to First Data, and no other issuer may rely on this position. Other issuers facing similar legal issues should contact the staff of the Division about the availability of no-action relief." Based on this statement, Accor Services is seeking the relief described in this letter.

Governments support these programs because they promote nutrition, employee morale and economic activity. In a recent study of nutritional issues in nine countries sponsored by the International Labor Organization, the author found that vouchers are a particularly effective mechanism for providing government nutrition subsidies, and that they require a lower investment in infrastructure than other subsidy mechanisms.[4] Other recent studies have found that employers, employees and restaurant owners in France attach great value to meal vouchers, and that the increased French government revenues from value-added tax and economic activity generated by the voucher system roughly offset the lost revenues from the reduced tax and social security charges.[5]

The success of the meal and food voucher programs have led Accor Services to develop other benefits products in partnership with governments in the countries where the group operates. One of the most successful is the *Ticket Childcare*, which operates in the United Kingdom in the same manner as the *Ticket Restaurant* and *Ticket Alimentaciòn*, except employees use their vouchers to pay for childcare services. Accor Services also provides a number of government organizations with electronic cards and vouchers that are used to distribute government benefits and subsidies directly to citizens.

While benefits programs represent the largest part of the business of Accor Services (approximately 79% of operating revenues in 2009), the group also provides a number of products and services to customers without any tax or other government support. For example, in Latin America, Accor Services provides the *Ticket Car*, a card that business customers provide to employees to purchase fuel at selected service stations for business purposes. The cards and the reports generated in respect of their use help businesses monitor and control expenses. The group also provides products that business customers use to reward and motivate employees, such as gift cards that are given as length-of-service awards or to recognize the achievement of sales objectives, and that can be redeemed at selected retailers. Accor Services is also developing new products, such as prepaid payment cards for under-banked or un-banked employees of its business customers, cards that customers of insurance companies can use to pay for insured repairs, and vacation cards that employers can provide to subsidize some of the costs of employee vacations. The group also provides a number of related services, such as card transaction processing (both directly and through a joint venture with MasterCard Europe), and management of employee reward programs for the group's business customers.

Accor Services issued approximately €12.4 billon ($17.5 billion) of cards and vouchers in 2009, including approximately €10.9 billion ($15.4 billion) related to its benefits program business. The group's total issue volume in 2009 included approximately €2.6 billion ($3.6 billion) in France, €4.4 billion ($6.2 billion) elsewhere in Europe, €5.1 billion ($7.2 billion) in Latin America and the Caribbean, and smaller amounts in North America, Asia and Africa.

In 2009, Accor Services recorded total revenues of approximately €902 million ($1,272 million). The group earns revenues primarily from commissions paid by business customers who purchase cards and vouchers, and by merchants who accept cards

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[4] See *Food at Work* by Christopher Wanjek (International Labor Organization Study, 2004). A synopsis of *Food at Work* and extracts from the study can be found at http://www.christopherwanjek.com/Site/Food%20at%20Work.html.

[5] See IPSOS Surveys of French employers, employees and restaurant owners using meal vouchers (September 2008); Ernst & Young study conducted for the *Commission Nationale des Titres-Restaurant* (May 2006). Accor Services would be pleased to make copies of these studies available to the Staff upon request.

and vouchers in payment for goods and services. Commissions charged to business customers in 2009 represented approximately 1.6% of issue volume on average, while commissions charged to affiliated merchants represented approximately 3.1% of issue volume on average. Accor Services also earns revenues from cards and vouchers that expire unused or are lost (approximately 0.6% of issue volume in 2009).

Accor Services Treasury Management

The majority of the card and voucher products of the group are prepaid, meaning that employers and other customers pay the purchase price for cards and vouchers before they are used by employees and redeemed by merchants. As a result, Accor Services holds considerable amounts of cash, which effectively back its obligations in respect of outstanding cards and vouchers. The amount of cash, plus the amount of accounts receivable from customers who do not prepay, is approximately equal to the total volume of cards and vouchers outstanding.[6]

As of December 31, 2009, on a *pro forma* basis (as if the separation transactions below had occurred as of January 1, 2007), the total cash and marketable securities of Accor Services was €1.8 billion, including €0.6 billion of reserve funds (meaning cash that is required to be maintained in segregated accounts and used to pay voucher obligations, primarily in France and Romania). All of the marketable securities were money-market assets (approximately 93% of the total), debt securities held to maturity or similar high quality, liquid, fixed-income assets. Total consolidated *pro forma* assets of Accor Services were €3.7 billion at the end of 2009.

Accor Services earns interest on its cash and marketable securities (including reserve funds), which it refers to as financial revenue. In 2009, Accor Services recorded financial revenue of €94 million ($132 million), representing approximately 10.4% of total revenues. The relative proportion of these amounts in any year depends primarily on the commission rates, the number of vouchers issued and redeemed, the proportion of cards and vouchers that are prepaid, the average amount of time between issuance and redemption, the amount of revenues earned from service activities, and market interest and currency exchange rates. Since 2001, financial revenues have ranged from 8% to 13% of total annual revenues.

Currently, a majority of the funds from voucher and card sales are transferred to Accor SA, the parent company of Accor Services, under the Accor group's cash pooling arrangements. Accor SA has used these funds for general corporate purposes, including financing the acquisition and maintenance of hotels. In some countries, Accor Services is prohibited by regulation from transferring cash underlying voucher and card obligations to its parent (the reserve fund cash described above), and it operates a treasury management function to invest the cash in high quality fixed income investments.

After the separation transaction referred to above, Accor Services will no longer transfer any of its cash to Accor SA. As a result, its treasury management function will invest a greater amount of cash. Accor Services intends to continue to invest its cash in

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6 Accor Services allows its voucher obligations to exceed the sum of invested cash and receivables slightly, as its overall net working capital (essentially, voucher obligations less receivables and reserve fund cash) is consistently more than sufficient to ensure that it is able to meet its current obligations. For example, as of December 31, 2009, voucher obligations were €2,883 million, while the sum of cash and receivables was €2,722 million, resulting in a difference of €161 million. Net working capital after deducting reserve fund cash was €1,467 billion.

high quality fixed income instruments such as money market funds, bank demand and time deposits, government securities, commercial paper and other high quality debt obligations. Accor Services does not intend to invest its cash in equity securities (other than for purposes of effecting acquisitions in activities independent from treasury management).

The principal purpose of the investments is to provide funds to back up the obligations of Accor Services under its cards and vouchers, through investments that are intended to ensure liquidity and to minimize risk. Cash is invested in the currencies in which the obligations are denominated, so as to avoid foreign exchange risk. The maturity of investments is determined with a view to meeting estimated liquidity requirements. Accor Services seeks to avoid selling investments prior to maturity, although it has the ability to do so in case of unanticipated liquidity needs (which are rare). In the consolidated financial statements of Accor Services, the investments are classified as "held to maturity," "available for sale" or "loans and receivables" in accordance with IAS 39 as currently in effect. Investments are not classified as "trading securities," and variations in their fair market value are not reflected in the consolidated income statement under current IFRS accounting principles. While Accor Services seeks to earn the best return on its investments while meeting the foregoing criteria, ensuring liquidity and minimizing risk are the primary objectives.

The Separation Transaction

As indicated above, Accor has announced its intention to separate its two businesses. The group's Board of Directors determined that the hotel business and the benefits and service business are so different that there are relatively few benefits, including to investors, achieved by keeping them in the same corporate group. As separate businesses, each will have the opportunity to develop and to grow separately in ways that would not be possible if the businesses were to remain together. In particular as separate businesses, each can optimize performance management and allocation of financial resources, seek strategic alliances and partnerships, and enjoy direct access to capital markets to fund future growth.

Following the separation transaction, Accor Services (which is expected to change its name)[7] will be a separate publicly held company, listed on Euronext Paris. It will have no remaining business or financial relationships with Accor SA after the separation transaction, except some transition services arrangements. In particular, as described above, Accor Services will no longer transfer cash pursuant to the Accor group's cash pooling arrangements.

As a result of the separation transaction, Accor Services will manage its financings and financing requirements on an autonomous basis. Accor Services expects that it will meet its broader financing requirements in part through offerings of debt and equity securities on international capital markets. Some of the securities may be offered and sold to investors in the United States, probably in offerings to qualified institutional buyers within the meaning of Rule 144A under the Securities Act of 1933 (the "**Securities Act**"). In addition, Accor Services might offer its shares to employees of its United States affiliates,

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[7] Accor Services is the name currently used for the services business of the Accor group, which is conducted through a number of legal entities. In connection with the separation transaction, Accor will transfer this business to a wholly-owned subsidiary that is currently called New Services Holding SA ("New Services"). Accor will then distribute to its shareholders all of the shares of New Services, which will change its name. We have maintained the name "Accor Services" in this letter for ease of reference. The distribution will be structured as a *pro rata* spinoff meeting the requirements of Staff Legal Bulletin 4 (CF) (September 16, 1997).

most likely in offerings that are exempt from Securities Act registration pursuant to Rule 701 thereunder. Accor Services also expects to make strategic acquisitions following the separation transaction, including in the United States. In some cases, Accor Services may offer its shares as consideration in the acquisition transactions.

II. Legal Analysis

The offer and sale by Accor Services of its securities in the United States would raise issues under Section 7(d) of the 1940 Act if Accor Services were an investment company.[8] For the reasons set forth below, however, Accor Services believes that it is not an investment company.

The reason why there is a question regarding the possible status of Accor Services under the 1940 Act is that a significant portion of the assets of Accor Services consist of cash, which is invested in instruments that might constitute investment securities for purposes of the 1940 Act. As a service provider, Accor Services has minimal physical assets, with assets composed mainly of cash, marketable securities, accounts receivable and goodwill.

As a result, Accor Services expects that investment securities may constitute more than 40 percent of its total assets. However, treating Accor Services as an investment company solely on the basis of the 40 percent test would not be consistent with the nature of the business of Accor Services. To the contrary, based on positions taken in the past by the Commission, the Staff and the courts, Accor Services should not be considered as an investment company.

The 40 Percent Test

Section 3(a)(1)(C) of the 1940 Act defines as an investment company any issuer engaged or proposing to engage in the business of investing, reinvesting, holding, owning or trading securities and owning or proposing to acquire "investment securities" with a value exceeding 40% of its total asset value on an unconsolidated basis (the "**40 percent test**"). "Government securities" and "cash items" are not included in the numerator or the denominator of this ratio.

Accor Services, when it becomes a stand-alone company after the separation transaction, will hold investment securities that are likely to constitute more (and possibly substantially more) than 40% of its total asset value. Making a precise calculation is difficult, because the business of Accor Services is carried out to a large extent through its subsidiaries organized in the various countries in which the group's cards and vouchers are sold. Pursuant to the 40 percent test, Accor Services will or will not count the value of the shares of its

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[8] Section 7(d) prohibits public offerings by non-U.S. investment companies, except upon application to the Commission for permission to register under the 1940 Act. In addition, the Staff has as a policy matter taken the position that non-public offerings in the United States by non-U.S. investment companies must comply with certain limitations that generally are similar to those that apply to U.S. investment companies. See Touche Remnant, SEC Staff No-Action Letter (August 23, 1984); Investment Funds Institute of Canada, SEC Staff No-Action Letter (February 6, 1996). Accor Services is seeking relief that would permit it to offer its securities without regard to these limitations and thus does not in this letter address the Staff's policies regarding non-public offerings. Accor Services also assumes that under the Staff's position expressed in the Touche Remnant and Investment Funds Institute of Canada line of no-action letters, the relief sought in this letter (if granted), would allow it to conduct private offerings in the United States without any limitations arising from the 1940 Act.

subsidiaries as investment securities depending on whether the subsidiaries are themselves investment companies. Accor Services believes that invested cash[9] will represent substantially more than 40% of the value of the assets of all or substantially all of its subsidiaries, in which case the shares of those subsidiaries will constitute investment securities. As a result, Accor Services would significantly exceed the 40% threshold on an unconsolidated basis.

The Nature of the Business of Accor Services

Although more than 40% of Accor Services' total unconsolidated assets appear to be investment securities, this does not mean that Accor Services is in fact an investment company for purposes of the 1940 Act. Instead, to determine whether Accor Services is an investment company, the nature of its business must be examined. Section 3(b)(1) of the 1940 Act provides that, notwithstanding Section 3(a)(1)(C) of the Act (which contains the 40 percent test), an issuer is not an investment company if it is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.[10]

Accor Services is primarily engaged in the business of providing its customers with meal vouchers, food vouchers and the other products and services described above. Most of the products and services of Accor Services are part of important government programs designed to promote nutrition, employee morale and economic activity in the countries where the group operates. The fact that the business generates significant cash balances between the time that cards and vouchers are sold and the time they are redeemed is an incidental characteristic of the group's primary business.

Accor Services' situation is substantially identical to that of First Data Corporation, to which the Staff provided no-action assurance in 2004.[11] First Data sought relief in respect of a subsidiary engaged in the business of issuing and selling "official checks" through a network of third party banks. Customers of the banks purchase checks issued by First Data's subsidiary, which charges a commission for issuing the checks. The subsidiary holds the purchase price and earns interest pending presentation of the checks to the subsidiary's clearing bank for payment. The funds are invested in fixed income

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[9] It is possible that a small portion of the cash will be in the form of "cash items" or "government securities" (as defined in the 1940 Act), but the exclusion of these items from both the numerator and the denominator means that they are unlikely to affect the overall calculation for purposes of the 40 percent test For purposes of this letter, we have assumed that all cash will be invested in instruments that would constitute investment securities.

[10] Section 3(b)(2) of the 1940 Act provides that an issuer is not an investment company if the Commission finds that it is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, a standard that is identical to Section 3(b)(1) except for the nature of the subsidiaries through which the business may be conducted (wholly-owned in Section 3(b)(1), majority-owned or controlled in Section 3(b)(2)). The Commission has granted a number of orders under Section 3(b)(2), such as *Yahoo! Inc.*, SEC Release Nos. IC-24459 (May 18, 2000) (notice of application) and IC-24494 (June 13, 2000) (order) (an Internet new media company) and *Bill Gross' idealab!*, SEC Release Nos. IC-24642 (Sept. 15, 2000) (notice of application) and IC-24682 (Oct. 10, 2000) (order) (a network of interactive communications businesses). See also National Prepaid Legal Services Inc., SEC Staff No-Action Letter (July 7, 1980) (sponsor of prepaid legal services plan which is not an "insurance company" would be exempt from registration under the 1940 Act by virtue of Section 3(b)(1) if it were primarily engaged in businesses other than investing, reinvesting, owning, holding or trading in securities). The large majority of the business of Accor Services is conducted directly or through wholly-owned subsidiaries.

[11] First Data Corporation, SEC Staff No-Action Letter (January 13, 2004).

instruments, some of which may constitute investment securities for purposes of the 40 percent test. The business of Accor Services is essentially the same, with cards and vouchers substituted for the official checks of First Data.[12]

Accor Services is also in a similar position to the prepaid tuition trust sponsored by a consortium of colleges and universities known as the Tuition Plan Consortium, LLP ("**TPC**"), to which the Staff provided no-action assurance in 2003.[13] The TPC trust holds funds from the issuance of prepaid vouchers issued to families for the purpose of paying tuition for higher education (the vouchers effectively protect the families from possible tuition increases). The Staff found that the TPC trust was engaged primarily in the business of operating a prepaid tuition plan and not in the business of investing, reinvesting or trading in securities.

Analysis under Rule 3a-1

The Commission has recognized that there are circumstances in which a company might be a *prima facie* investment company under the 40 percent test but nonetheless is not in a business that should be regulated under the 1940 Act. Rule 3a-1 under the 1940 Act (entitled "Certain *Prima Facie* Investment Companies") exempts a company from the definition of "investment company" where securities produce less than 45% of its after-tax net income, and securities represent less than 45% of its assets (calculated on a basis that is more flexible than the calculation under the 40 percent test).

Accor Services believes that substantially less than 45% of its after-tax net income is derived from securities. Over the last ten years, financial revenues have represented between 8% and 13% of the group's revenues. While Accor Services does not calculate separate net income figures for its treasury management function (which is not a business segment under IFRS accounting principles), the group believes that the only reasonable way to estimate net income from treasury management would be to allocate the group's overall costs on a pro rata basis between financial revenue and operating revenue. This is because Accor Services would have no financial revenue without the sale of cards and vouchers to customers and the other activities that are part of the overall cost base of the group. This is consistent with the fact that Accor Services does not have a securities investment business, but instead has treasury management activities that are within the group's main business. Based on this allocation, Accor Services would meet the 45% net income test.[14]

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[12] The First Data letter discussed at length the fact that the official check business is subject to significant regulation under the laws of the States where First Data's subsidiary operates. The business of Accor Services is also subject to varying degrees of regulation in the countries where the group operates, although the regulation typically is less extensive than that described in the First Data letter (Accor Services intends in any event to follow many of same substantive policies as may be imposed on First Data by regulation, such as investing only in high quality fixed income instruments for purposes of receiving principal and interest, and not for trading purposes). While the regulation of the business of First Data provides important protections to holders of the official checks issued by its subsidiaries, we believe that the substantive nature of the treasury management function and policies, rather than the regulatory framework, is relevant for purposes of the 1940 Act analysis as applied to Accor Services. The key factor is that Accor Services, like First Data, invests its temporary cash balances on an incidental basis to its primary business, and not as part of an investment business of the type that should be regulated by the 1940 Act.

[13] See Tuition Plan Consortium, LLP, SEC Staff No-Action Letter (February 4, 2003).

[14] In 2009, Accor Services had a net loss on a consolidated basis, due to goodwill impairment charges and certain one-time charges relating primarily to the devaluation of the Venezuelan Bolivar Fuerte. The 45%

Accor Services may come close to meeting the 45% asset test of Rule 3a-1, but this is not certain, and the group's ability to satisfy the test may vary over time. Unlike the 40 percent test, Rule 3a-1 would permit Accor Services to consolidate subsidiaries in which it holds at least 95% of the shares, which is the case for most of the group's subsidiaries.[15] Consolidation under Rule 3a-1 may bring the group close to satisfying the 45% test, because it allow goodwill to be included as an asset.[16] Furthermore, the value of the shares of the subsidiaries that are not at least 95%-owned count as "securities" for purposes of this test (and goodwill attributable to them is not an asset).[17]

Accor Services believes that it most likely failed the 45% asset test by a small margin at the end of 2009, based on an internal estimate. While a complete calculation of the status of Accor Services under the 45% asset test would require significant work on the basis of figures that are not produced in the ordinary financial reporting of the group, Accor Services estimates that it would probably come out slightly above the 45% threshold if it were to make such a calculation.

Even if Accor Services were to have satisfied the 45% asset test as of December 31, 2009, it would bear a significant risk of failing the test in the future. The test would be satisfied only as a result of goodwill, which is subject to regular impairment testing and could be reduced in the event of a business downturn. In addition, if the business of Accor Services grows because of increased demand for its products and services, better selling efforts, geographical expansion or other circumstances, then the amount of invested cash held would grow by a corresponding amount, decreasing the relative weight of goodwill on the balance sheet (absent new acquisitions). Finally, if Accor Services were to bring in a partner in one of its significant subsidiaries, providing the partner with more than 5% of the shares of the subsidiary, then the goodwill allocable to the subsidiary would suddenly be excluded from total assets for purposes of the calculation, and the shares of the subsidiary held by Accor Services would be counted as "securities" and included in the numerator. Determining the status of Accor Services as an investment company on the basis of such an unstable situation would not be a satisfactory result. It is not prudent for Accor Services to count on a favorable outcome of these uncertainties, especially since business success and growth would tend to increase the chances of exceeding the 45% asset level.

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calculation was made with respect to net income excluding these charges. Other than pro rata cost allocation, the only practical assumption would be to allocate no costs to the treasury management function. On this basis, treasury management would represent approximately 61% of 2009 after-tax net income excluding the impairment charges and one-time charges.

[15] The principal exceptions are subsidiaries in Romania (90%) and Venezuela (57%), and the group's PrePay Solutions joint venture in the United Kingdom, in which it owns 67% of the shares (MasterCard International holds the remainder).

[16] Goodwill does not appear in the unconsolidated financial statements of Accor Services (it is instead effectively reflected in the carrying value of shares of acquired subsidiaries). In addition, it does not appear in the balance sheets of the acquired subsidiaries. As a result, it cannot be taken into account in the calculations under the 40 percent test.

[17] Rule 3a-1 excludes securities of subsidiaries that are majority-owned, but only if the subsidiaries themselves are not investment companies or companies relying on the exemptions provided by Section 3(b)(3) or Section 3(c)(1) of the 1940 Act. Accor Services believes that its majority-owned subsidiaries would need to rely on Section 3(c)(1) of the 1940 Act to qualify for an exemption (assuming the application of the Staff's historical interpretation of Section 7(d), as described above in note 5).

Analysis under Tonopah Mining Factors

Accor Services believes it is not an investment company regardless of whether it meets the tests of Rule 3a-1, because its business is not that of being an investment company.

The Commission and the courts have for many years defined the criteria for determining when a company is primarily engaged in a business other than investing in securities, within the meaning of Section 3(b)(1) of the 1940 Act. In the 1947 *Tonopah Mining* case,[18] the Commission set out five factors to be used in making this determination: 1) the company's historical development; 2) its public representations of policy; 3) the activities of its officers and directors; 4) the nature of its assets and 5) the sources of its income.

The *Tonopah Mining* factors have been cited by the Commission and the courts on many occasions over the years.[19] For example, in the release proposing Rule 3a-1, the Commission stated that "[t]he determination of a company's primary engagement is a factual issue concerning the nature of its business" and cited the *Tonopah Mining* factors as the appropriate criteria to use in making this determination.[20] In Rule 3a-8 under the 1940 Act, a research and development company seeking to benefit from the rule's safe harbor must, among other things, be primarily engaged in a business other than investing in securities, as demonstrated by factors that largely resemble those of *Tonopah Mining*.[21] With the foregoing as background, we discuss each of the *Tonopah Mining* factors as applied to the situation of Accor Services.

1. Accor Services' historical development. Accor Services today operates the business in which it has been active for almost half a century, since it created the first *Ticket Restaurant* in 1962. It has not sold any material businesses, and it is not holding cash pending reinvestment in a new business (it holds its cash as an incidental aspect of its principal business). The business of Accor Services by its nature involves very few physical assets and a large amount of cash on hand that must be invested pending acceptance of the cards and vouchers by merchants. In this way, the business of Accor Services can be distinguished from that of Tonopah Mining, in that Tonopah Mining had at one time been an operating company, which had evolved in a manner such that at the time its non-investment company status was challenged, it had become a company merely investing in the securities of companies in the industry of its prior operations. Accor Services has always been (and after the separation transaction will continue to be) an operating provider of products and services similar to those that it provides today; its lack of physical assets is a fundamental part of its business model and not a result of an evolution away from its core business. As a result, its situation under this factor is more favorable than that of Tonopah Mining.

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[18] *Tonopah Mining Company of Nevada*, 20 SEC 426 (1947).

[19] In its 2007 decision in the *National Presto* case, the United States Court of Appeals for the Seventh Circuit used the *Tonopah Mining* factors to determine that the company that was the subject of the case was not an investment company. *Securities and Exchange Commission v. National Presto Industries, Inc.*, 486 F.3d 305 (7th Cir. 2007). See also Yahoo! Inc. notice of application and order and Bill Gross' idealab! notice of application and order, *supra* note 9.

[20] *Certain Prima Facie Investment Companies, Proposed Rule*, SEC Release No. IC-10937, 44 Fed. Reg. 66608, 66610 (November 20, 1979).

[21] Investment Company Act Rule 3a-8(a)(6).

2. The manner in which Accor Services holds itself out to the public and investors. Accor Services holds itself out to the public as an operating company that sells meal vouchers, food vouchers and other products and services. While Accor Services will of course disclose its financial revenues in its financial statements and public reports, the disclosure will be consistent with the nature of the treasury management function as being incidental to the group's main business. Accor Services believes that the value of its business and its shares will be determined primarily on the basis of its prospects for growth in issue volume through geographical expansion, product development and increases in the unitary face value of its vouchers and cards, as well as on other factors such as the management of its operating costs and its ability to find attractive acquisition targets. Accor Services intends to focus its future financial communication on these growth prospects.[22]

3. The activities of Accor Services' officers and directors. The officers and directors of Accor Services spend the vast majority of their time focusing on the development of the principal business of the group, and only a minimal amount of time on matters relating to treasury management. The same is true of the employees of the Accor Services group. Out of approximately 6,000 total employees, Accor Services estimates that fewer than 100 spend any time on the treasury management function (generally two people per country), and that the figure is closer to 10 employees on a full-time equivalent basis. While these figures could change slightly when Accor Services becomes a stand-alone company, the amount of management and employee time devoted to treasury management will continue to be *de minimis* following the separation transaction.

4. The nature of Accor Services' assets. The assets of Accor Services are consistent with the nature of its principal business. Accor Services holds high quality fixed income investments with a maturity profile intended to ensure that it will be able to meet its obligations in respect of its vouchers and cards. The investments are not held for trading purposes. They are in the same currencies in which the voucher and card obligations are denominated. Earning a return is secondary to the principal objective of ensuring that the group's voucher and card obligations are properly funded.[23]

The fact that most of the investments are considered "investment securities" under the 1940 Act, and that as a result Accor Services might exceed the 40% threshold of Section 3(a)(1)(C) and possibly the 45% threshold of Rule 3a-1, does not change their fundamental nature. It is precisely because the 40 percent test is not satisfied that the five-factor analysis is performed. According to *Tonopah Mining*, "[m]ore important … [is

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[22] This is consistent with the historical communication of the Accor group relating to the business of Accor Services. In the Accor 2009 Registration Document filed with the French *Autorité des marchés financiers*, Accor Services' business is described as having a "business model, which is profitable over the long term because it delivers sustained growth, is non-cyclical, generates a high operating margin and requires little capital investment." See page 12 of the Accor 2009 Registration Document (English translation), available at http://www.accor.com/fileadmin/user_upload/Contenus_Accor/Finance/PDF/2010/EN/accor_registration_document_2009.pdf. The 2009 Registration Document describes investment income in the following manner: "Between the time the customers pay for the vouchers and the time the affiliate is repaid, the funds are invested and generate interest income, which, in addition to the service and [redemption commissions], constitutes Accor Services' revenue." Id. (emphasis added; bracketed language reflects a translation correction).

[23] If Accor Services were a research and development company, its treasury management assets would likely qualify as "capital preservation investments" within the meaning of Rule 3a-8(b)(4), because they are intended to conserve capital and liquidity until the funds are used in the primary business of Accor Services. See Ark Therapeutics Group, SEC Staff No-Action Letter (April 15, 2005) (investments denominated in currencies other than U.S. dollars may be capital preservation investments if they support business activities carried out in a jurisdiction other than the United States, and are not being used in a speculative manner).

whether] the nature of the assets and income of the company, disclosed in the annual reports ... and in reports sent to stockholders, was such as to lead investors to believe that the principal activity of the company was trading and investing in securities."[24] This is clearly not the case for Accor Services.

5. The sources of Accor Services' income. As discussed above, the sources of Accor Services' revenue have been in the past, and are anticipated to be in the future, mainly commissions charged to customers and affiliated merchants. These sources, together with revenues from lost and expired vouchers and cards and related services, made up approximately 88% of revenues in 2009, and have represented between 87% and 92% of revenues for a decade. Neither Accor Services nor its investors are relying on the income derived from the temporary investment of cash as the main driver of the business.

III. Conclusion / Relief Requested

Based on the facts presented and representations in this letter, we are seeking confirmation that if Accor Services, subsequent to the separation transaction, offers and sells its securities in the United States without registering as an investment company under the 1940 Act, the Staff will not recommend that the Commission bring an enforcement action under Section 7(d) of the 1940 Act.[25]

Should the Staff have any questions or need any additional information regarding this request, please contact the undersigned or my colleague Siobhan Dalton in Paris at 011-33-1-40-74-68-00, or Alan L. Beller in New York at 1-212-225-2000.

Very truly yours,



Andrew A. Bernstein

cc: Pascal Quint, Accor
Philippe Relland, Accor Services
Alan L. Beller, Esq.
Siobhan Dalton, Esq.

[24] *Tonopah Mining Company of Nevada*, 20 SEC 426 at 430.

[25] We do not believe that the Ticket Restaurant® or other vouchers or cards are or will be securities, and we are not asking for the Staff to express a view on this issue.